As filed with the Securities and Exchange Commission on October 29, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...................................................................................

NYSE NOTICE OF CLOSING

New Skies expects to close the sale of the company to
affiliates of The Blackstone Group on November 2, 2004

New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, hereby notifies the New York Stock Exchange that it expects that the closing of the sale of the company to affiliates of The Blackstone Group will occur on November 2, 2004.

Assuming the transaction closes on this date, trading in New Skies' shares on Euronext Amsterdam and American Depository Shares on the New York Stock Exchange will be suspended as of the close of trading on November 2, 2004. Following the closing, the corporate entity that presently holds the company's assets will go into liquidation and the company's business and operations will be continued by the acquiring company, New Skies Satellites B.V. Holders of New Skies' ordinary shares in book-entry form and holders of American Depository Shares as of the close of trading on the date of the closing will be entitled to receive payment of the sale distributions.

New Skies expects to make an initial distribution of the sale proceeds to its current shareholders within two weeks after the closing of the transaction. We anticipate that the initial distribution will constitute approximately 95 percent of the sale proceeds. Following this initial distribution, shareholders in New Skies Satellites N.V. will be entitled to a second and final distribution. This final distribution will constitute the remaining sale proceeds and will be made following the expiration of the statutory two-month opposition period in connection with the company's liquidation and provided that any potential opposition has been taken into account.

Further information on the two distributions to shareholders will be provided when the relevant dates have been determined.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne
 Name: Andrew Browne
Title:   CFO and Management Board Member

Date: October 29, 2004